                                                                    EXHIBIT 12-A


                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES
                Calculation of Ratio of Earnings to Fixed Charges
                                  (in millions)


                                         Nine Months                                 For the Years Ended December 31
                                ------------------------------   -----------------------------------------------------------------
                                     2001            2000              2000          1999          1998          1997       1996
                                ---------------  -------------   ------------- -------------  ------------  ------------  --------
                                           (Unaudited)
Earnings
   Income before income taxes      $ 1,808.3       $ 1,843.5        $ 2,495.0     $ 2,103.8     $ 1,812.2     $ 1,806.0  $ 2,240.2
   Less equity in net
      income/(loss) of
      affiliated companies               4.1           (21.3)           (22.0)        (24.9)          2.3           1.0       55.3
   Fixed charges                     6,949.0         6,588.4          9,001.6       7,219.3       6,936.8       6,294.4    6,257.9
                                   ---------       ---------        ---------     ---------     ---------     ---------  ---------
   Earnings before fixed
     charges                       $ 8,753.2       $ 8,453.2        $11,518.6     $ 9,348.0     $ 8,746.7     $ 8,099.4  $ 8,442.8
                                   =========       =========        =========     =========     =========     =========  =========

Fixed Charges
   Interest expense                $ 6,920.6       $ 6,565.3        $ 8,970.1     $ 7,193.4     $ 6,910.4     $ 6,268.2  $ 6,235.7
   Rents                                28.4            23.1             31.5          25.9          26.4          26.2       22.2
                                   ---------       ---------        ---------     ---------     ---------     ---------  ---------
   Total fixed charges             $ 6,949.0       $ 6,588.4        $ 9,001.6     $ 7,219.3     $ 6,936.8     $ 6,294.4  $ 6,257.9
                                   =========       =========        =========     =========     =========     =========  =========

   Ratio of earnings to fixed
     charges                             1.3             1.3              1.3           1.3           1.3           1.3        1.3
                                   =========       =========        =========     =========     =========     =========  =========


For purposes of the Ford Credit ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries less unremitted income/(loss) of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).


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